Exhibit 99.12

PRESS RELEASE

Mozambique LNG: Clarification by TotalEnergies

Paris, November 20, 2025 – Following the recent filing of a complaint before the French National Anti-Terrorist Prosecutor’s Office (Pnat) in Paris against persons unknown and against TotalEnergies for “complicity in war crimes, torture and enforced disappearances” in Mozambique between July and September 2021, the Company – which has not been formally served with this complaint by the plaintiff – firmly rejects all such accusations. This complaint follows a September 2024 article published by the digital media outlet Politico.

in the context of the deadly terrorist attacks of March 2021 claimed by islamic State-affiliated jihadist group (Al-Shabab), the Politico article alleged that Mozambican soldiers committed serious abuses near the Mozambique LNG site between June and September 2021. However, during this period, Mozambique LNG personnel were not present on site given that it had been evacuated in early April 2021.

Following the attack on Palma in March 2021, which had tragic consequences for the local population, Mozambique LNG evacuated all staff from the site. The Mozambican army subsequently took control of the Afungi site, the airport, and the port, with the aim of restoring security in the area. it is within this context of counter-terrorism efforts that the Politico allegations were reported. it should additionally be noted that well before the Mozambique LNG project began the Cabo Delgado province was already facing violent attacks from islamist groups.

in light of the seriousness of these accusations, TotalEnergies wishes to share the following information transparently with all stakeholders:

1.	TotalEnergies strongly and categorically rejects Politico’s allegation that Mozambique LNG or the Company had, or could have had, any knowledge of the acts of violence reported in the Politico article and underpinning the complaint. All internal verifications conducted with our stakeholders confirm that neither Mozambique LNG nor, a fortiori, TotalEnergies had received at the time any information suggesting that such acts had been committed.
2.	Since the first article published on this matter in September 2024, TotalEnergies has requested that Politico provide access to any data, supporting evidence or documentation that would substantiate the events reported. in response, Politico has repeatedly refused to provide any such data.
3.	For several months now, TotalEnergies has maintained contact with Politico and responded fully and transparently to its numerous inquiries. However, in light of the deliberately selective use of these detailed responses in Politico’s reporting, in the interests of transparency TotalEnergies published the entirety of its exchanges with Politico.
4.	TotalEnergies’ stakeholders may therefore visit the dedicated webpage on its website, where all communications published by TotalEnergies and Mozambique LNG since the first Politico article in September 2024 can be found. Stakeholders will be able to see for themselves Politico’s questions and accusatory editorial stance as well as its selective cherry picking of the Company’s responses.

TotalEnergies regrets that some media outlets and associations persist with efforts to infringe upon the Company’s reputation by attempting to place responsibility on Mozambique LNG and TotalEnergies for the severe consequences resulting from the March 2021 terrorist attack of Palma and, more recently, for the acts of extreme violence that Politico alleges were perpetrated by the Mozambican army during summer 2021.

On the relationship between Mozambique LNG and the Joint Task Force (JTF)

Security in Mozambique, as in all sovereign states, is the responsibility of the national authorities. in Mozambique as in all other nations, it is the state’s security forces that ensure the protection of the site. in this context, the relationship between Mozambican security forces and the Afungi gas projects, including Mozambique LNG, was governed by a Memorandum of Understanding (MoU) signed between the State of Mozambique and the project.

This MoU, now expired, was intended to support the logistical needs of a joint military-police unit (JTF) tasked with protecting the site, and imposed strict human rights commitments notably including the training of more than 5,000 personnel in the Voluntary Principles on Security and Human Rights (VPSHR), a grievance mechanism, and procedures for removal in the event of misconduct.

incidents reported through this grievance mechanism, as well as through other established grievance reporting channels, were documented and reported by Mozambique LNG in a transparent manner. The complaints and grievances received by Mozambique LNG did not substantiate any of the allegations made by Politico and which were set out in the complaint announced in the press.

On the investigations requested by Mozambique LNG and TotalEnergies in November 2024, in respect of the sovereignty of Mozambique and its national laws, Mozambique LNG formally requested the Mozambican authorities to open an official investigation into these allegations in order to determine the facts. in March 2025, TotalEnergies welcomed the announcement by the Attorney General of Mozambique confirming that a criminal investigation had been launched into these allegations. Mozambique LNG is fully cooperating with the authorities in this framework.

TotalEnergies has also requested that the Mozambique National Human Rights Commission (CNDH) conduct its own independent investigation into these allegations. The Company has committed to publishing the NCDH’s report.

On the humanitarian situation and human rights

in December 2022, TotalEnergies mandated Jean-Christophe Rufin to carry out an independent assessment of the humanitarian situation in the Cabo Delgado province. His report, along with the action plan subsequently adopted by Mozambique LNG, was made public in May 2023 and helped strengthen numerous local development programs and support mechanisms for host communities. This initiative reflects the Company’s commitment to human rights and to the long-term development of local communities.

About Mozambique LNG

Mozambique LNG is a liquefied natural gas project being developed in Cabo Delgado, northern Mozambique. TotalEnergies (26.5%) is a partner in the project alongside other international companies and Mozambique’s national oil company.

TotalEnergies believes that the socio-economic development of Cabo Delgado – which Mozambique LNG aims to support – is in the best interest of Mozambique and its people, particularly those located in the vulnerable northern province of the country. The Company remains committed to supporting the development of the project, led by Mozambique LNG, while ensuring the safety of the personnel working at the Afungi site and the respect of local communities’ rights.

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About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas, biogas and low-carbon hydrogen, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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